

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2015

Ms. Rachel Samuel
Chief Executive Officer
Kirin Corp.
Paikattu House
CRA 149 Areekuzhy Road
Angamaly, India 683572

> **Re: Kirin Corp.**
> **Registration Statement on Form S-1**
> **Filed June 16, 2015**
> **File No. 333-205002**

Dear Ms. Samuel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. It appears you may be a blank check company as defined by Rule 419 under the Securities Act of 1933. In this regard, we note the following:

    • Your disclosure indicates that you are a development stage company issuing penny stock;

- You have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;

- It appears that you have conducted minimal business activities or operations since your inception;

- You have a net loss of $530 since inception and you have not generated any revenues to date;

- You have assets consisting only of $12,970 in cash and cash equivalents; and

- Your registration statement contains very general disclosure related to the nature of your business and your business plan.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe that the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise your registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

3. Please revise to include the disclosure required by Items 102 and 407(a) of Regulation S-K.

Prospectus Cover Page

4. Please disclose the *net* proceeds that you may receive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the shares offered. Please refer to Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 3

5. Please revise the first sentence to state that you *plan* to engage in the marketing and sale of wearable technology devices. In addition, ensure that all similar statements in the registration statement are prospective since you have not yet commenced operations.

The Offering, page 3

6. Please disclose that there is no guarantee that any funds will be raised from the offering.

Risk Factors

Risks Related to Our Financial Condition and Our Business

Because we do not have exclusive agreements . . ., page 7

7. Please clarify, if true, that you currently have no agreements with any manufacturer or distributor to produce, manufacture, or distribute any product.

Risks Associated with Management and Control Persons

Because our current sole officer and director devotes a limited amount of time . . ., page 11

8. Please disclose whether Ms. Samuel currently owes fiduciary duties to any companies or entities other than Kirin Corp., and, if so, please revise your risk factors to disclose how such duties may affect your business and operations.

Risks Related to Our Securities and this Offering

If a market for our common stock does not develop . . ., page 14

9. Please clarify that you do not yet have a market maker who has agreed to file an application with FINRA and discuss the risk that a market maker may not be willing to file an application with FINRA on your behalf.

Use of Proceeds, page 16

10. Please reconcile your disclosure in footnote one that you *may* use some of the proceeds of the sale of your stock to Ms. Samuel to pay for your offering expenses with your disclosure on page 35 that "[w]e have raised $16,000 to date, and expect to use those funds along with some of the offering proceeds . . . on the expenses associated with this offering."   If you plan to use cash on hand to pay the offering expenses, please update this section to reflect how the proceeds from this offering will be used.

11. Please remove "current funds" from the tabular presentation of the planned use of proceeds.

Plan of Distribution, page 19

12. Please reconcile your disclosure on page 19 that "[w]e will not offer our shares for sale through underwriters, dealers, agents or anyone who may receive compensation in the form of underwriting discounts, concessions or commissions from us . . ." with your disclosure on page 17 that "we reserve the right to utilize the services of licensed brokers/dealers and compensate these broker/dealers with a commission not to exceed

10% of the proceeds raised." If the securities are to be offered using the efforts of brokers or dealers, please provide the information required by Item 508(c)(2) of Regulation S-K.

Description of Business

Business Overview, page 27

13. For any statements based on industry reports, please provide copies of these reports or studies that support the qualitative characteristics of the industry referenced throughout the Description of Business section. In addition, please provide support for the two charts included in this section. Please mark your furnished support and provide page references in your response to the sections you rely upon for each specific statement.

The smartwatch- a leading product in the wearable technology category, page 29

14. Please reconcile your statement that you "believe that [you] have the right product offering to meet the demands and budgets of this market segment" with your disclosure on page 30 that you "do not have any product developed and ready for commercialization."

Our Product Strategy, page 30

15. In light of the fact that you do not have any contracts or agreements to purchase any product from a manufacturer, please provide greater detail about the relationships you have with low cost suppliers/manufacturers of smartwatches in China that you will leverage to provide attractively-priced products.

Value Positioning, page 30

16. Please reconcile the disclosure in this section with your disclosure elsewhere in the registration statement that you have not yet developed any products and that you plan to sell products directly to consumers through your website, not through retailers.

Company Website, page 30

17. Please clarify the state of the development of your website, considering that it not currently operational. If you are still in the process of purchasing the domain name, please state so.

Management's Discussion and Analysis of Financial Condition and Plan of Operation

Plan of Operation, page 33

18. We note your risk factor on page 8 that you are "currently early in the process of designing and developing [y]our smartwatches at our operations office in India." However, here you disclose that you "have narrowed down [your] manufacturer of [your] smart watch to 3 of which [you] will order samples. . . ." Please clarify whether you are designing the smart watch, the smart watch is being designed for you, or you are ordering already-manufactured product, and revise your disclosure throughout the registration statement to reflect the state of development of your product.

19. Please revise to disclose the effect that receiving less than 100% of the proceeds will have on your plan of operation in each quarter. This disclosure should comport with your disclosure in the "Use of Proceeds" section. We note that, as disclosed here, your plan of operation calls for using $90,000 in proceeds, which is not a scenario addressed in the "Use of Proceeds" section.

Months 7-9, page 33

20. We note that you "may also consider hiring a sales and marketing individual in a particular region." Please disclose the expected cost of hiring this individual, the region to which the individual will be assigned, and how his/her hiring furthers management's plan to engage in a "direct marketing campaign, on the Internet."

21. We note that you plan to begin using your fulfillment center this quarter. However, your plan of operation for the preceding quarters reveals no discussion of developing a fulfillment center or what proceeds will be used to develop or purchase one. Please clarify how you plan to develop this fulfillment center and how much its development will cost.

Results of Operations for the Period from Inception to April 30, 2015, page 34

22. Please revise your disclosure to state that you do not expect to achieve revenues until you are able to complete the development of your *products* rather than applications.

Financial Statements

Notes to Financial Statements

Note 5 – Going Concern and Liquidity Considerations, page 48

23. Please note that the use of going concern financial statements, as opposed to financial statements which assume liquidation, is predicated on the disclosure of a viable plan that

has the capability of removing the threat to the continuation of the business. The plan should enable you to remain viable for at least the 12 months following the most recent balance sheet date and the disclosure should include the amount of minimum proceeds necessary to remove the threat to continuation of the business. Please revise your disclosures accordingly. Refer to Section 607.02 of the Codification of Financial Reporting Policies. Please also expand on the types and nature of equity financing arrangements from which you intend to fund your operations.

Exhibit 99.1. Subscription Agreement

24. Please revise your Subscription Agreement for consistency with your Prospectus in which the maximum shares offered is 15,000,000 and the fixed price is $0.008 per share.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 or Jim Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Lilyanna Peyser, Special Counsel, at 202-551-3222 or me at 202-5513720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director

cc: Scott Doney, Esq.